Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

BELLUS Health Inc. (“BELLUS Health”)

275 Blvd. Armand-Frappier

Laval (Québec)

H7V 4A7

Item 2	Date of Material Change

April 17, 2023

Item 3	News Release

A news release was issued on April 18, 2023, and disseminated by Business Wire, a copy of which has been filed and is available on the SEC website at www.sec.gov and on the SEDAR website at www.sedar.com.

Item 4	Summary of Material Change

GSK plc (“GSK”) and BELLUS Health announced that they have entered into an agreement under which GSK will acquire BELLUS Health for US$14.75 per share of common stock in cash.

Item 5	Full Description of Material Change

5.1       Full Description of Material Change

On April 18, 2023, GSK and BELLUS Health announced that they have entered into an agreement under which GSK will acquire BELLUS Health for US$14.75 per share of common stock in cash representing an approximate total equity value of US$2.0 billion (£1.6 billion).

Under the terms of the agreement, the acquisition will be effected through a Plan of Arrangement pursuant to the Canada Business Corporations Act in which the shares of BELLUS Health outstanding will be acquired by GSK in consideration of US$14.75 per share in cash. Subject to customary conditions, including court approval, the approval of the acquisition by at least 66.67% of the votes cast at a meeting of BELLUS Health’s shareholders and a majority of the votes cast by non-interested shareholders at such meeting, and approval by the appropriate regulatory agencies, the transaction is expected to close in the third quarter of 2023 or earlier.

The per-share price represents a premium of approximately 103% to BELLUS’ closing stock price on April 17th, 2023 and a premium of approximately 101% to BELLUS’ volume-weighted average price (VWAP) over the last 30 trading days. BELLUS’ Board of Directors has unanimously recommended that BELLUS’ shareholders vote in favour of the approval of the acquisition.

5.2       Disclosure for Restructuring Transactions

N/A

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

This report is not being filed on a confidential basis.

Item 7	Omitted Information

N/A

Item 8	Executive Officer

For further information, please contact Ramzi Benamar, Chief Financial Officer (450) 680-4500.

Item 9	Date of Report

April 26, 2023

Cautionary statement regarding forward-looking statements relating to BELLUS Health

This material change report may include “forward-looking statements” within the meaning of the applicable securities laws, including with respect to the timing and completion of the arrangement, the proposed timing of filings, the impact of the proposed transaction on BELLUS Health, and the operations of BELLUS Health post-transaction. Each forward-looking statement contained in this material change report is based on the current expectations of management and is subject to known and unknown risks and uncertainties and other unknown factors that could cause actual results to differ materially from historical results and those expressed or implied by such statement. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labelled with the terms “believes,” “belief,” “expects,” “intends,” “anticipates,” “will,” or “plans” to be uncertain and forward-looking. Such statements include, but are not limited to, the potential of camlipixant to successfully treat RCC and other hypersensitization-related disorders, the success of BELLUS Health’s preclinical studies and clinical trials, and the timing and outcome of anticipated regulatory approvals. Additional risk factors include, but are not limited to, the impact of general economic conditions, general conditions in the pharmaceutical industry, the impact of the COVID-19 pandemic, including impact to the initiation and completion of clinical trials in a timely manner or at all, changes in the regulatory environment, supply chain impacts, fluctuations in costs, changes to the competitive environment, reliance on third parties to conduct preclinical studies and clinical trials for camlipixant. Furthermore, the risks and uncertainties include, among others, the risk that a condition to closing of the arrangement may not be satisfied, the risk that any required shareholder, court or applicable regulatory approvals for the arrangement may not be obtained or be obtained subject to conditions that are not anticipated, the failure to realize the anticipated benefits of the transaction, the occurrence of any event that could give rise to termination of the transaction, and potential litigation in connection with the transaction or other settlements or investigations that may affect the timing or occurrence of the transaction or result in significant costs of defence, indemnification and liability.

BELLUS Health cautions investors not to rely on the forward-looking statements contained in this material change report when making an investment decision in their securities. Investors are encouraged to read BELLUS Health’s filings available on the SEC website at www.sec.gov and on the SEDAR website at www.sedar.com, for a discussion of these and other risks and uncertainties. The forward-looking statements in this material change report speak only as of the date of this material change report and BELLUS Health undertakes no obligation to update or revise any of these statements, whether as a result of new information, future events or otherwise, except as required by law.